UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13G/A
                                (Rule 13d-102)

                  Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               NEUROMETRIX, INC.
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                               (Name of Issuer)

                                  COMMON STOCK
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                          (Title of Class of Securities)

                                   641255104
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                                (CUSIP Number)

                               December 31, 2005

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[      ] Rule 13d-1(b)
[      ] Rule 13d-1(c)
[   X  ] Rule 13d-1(d)



















                                  Page 1 of 4


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CUSIP NO. - 641255104
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(1)	Name of reporting person....................Harris & Harris Group, Inc.
         S.S. or I.R.S. No. of above person.........13-3119827
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(2)	Check the appropriate box if a member
        of a group...................................(a)
                              .......................(b)
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(3) 	SEC use only
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(4)	Citizenship or place of organization 	New York
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Number of shares beneficially owned
by each reporting person with:

     (5)	Sole voting power.....................0
     (6)	Shared voting power...................0
     (7) 	Sole dispositive power................0
     (8)	Shared dispositive power..............0
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(9)	Aggregate amount beneficially owned by
	each reporting person.........................0
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(10)	Check if the aggregate amount in
        Row (9) excludes certain shares...............
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(11)	Percent of class represented
        by amount in Row (9)...........................0%
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(12)	Type of reporting person.......................IV, CO
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                                   Page 2 of 4


Item 1.	(a)	Name of Issuer:

	        NeuroMetrix, Inc.

        (b)	Address of Issuer's Principal Executive Offices:

     		62 Fourth Avenue, Waltham, MA  02451.

Item 2.	(a)	Name of Person Filing:

	        Harris & Harris Group, Inc. ("Harris & Harris")

        (b)	Address of Principal Business Office or, in None Residence:

	        111 West 57th Street
	        Suite 1100
	        New York, New York 10019

        (c)	Citizenship:

                Harris & Harris, incorporated in the state of New
                York, is a venture capital investment company, operating as a business development company under the Investment Company
                Act of 1940.

        (d)	Title of Class of Securities:  Common Stock

        (e)	 Cusip Number:	641255104

Item 3.	Not applicable.

Item 4. Ownership.

	(a)	Amount beneficially owned:	                      0
	(b)	Percent of class:	                              0%
	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	      0
	(ii)	Shared power to vote or to direct the vote	      0
	(iii)	Sole power to dispose or to direct the
                disposition of                                        0
	(iv)	Shared power to dispose or to direct the
                disposition of                                        0






                                   Page 3 of 4



Item 5.	Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ X].


Item 6.	 Ownership of More Than Five Percent on Behalf of Another
         Person.

         Not applicable.

Item 7.	 Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on by the Parent Holding
         Company.

         Not applicable.

Item 8.	 Identification and Classification of Members of the Group.

         Not applicable.

Item 9.	 Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                                     SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 8, 2006	Harris & Harris Group, Inc.



	                        /s/ Patricia N. Egan
                                ----------------------------
	                        Patricia N. Egan
	                        Vice President and Chief
                                Accounting Officer







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